# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Guardion Health Sciences, Inc., CIK 0001642375
CUSIP: 40145Q203
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 2925 RICHMOND AVENUE, SUITE 1200, HOUSTON, Texas (TX), 77098
Date of event which requires filing of this statement: 05/21/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001144525-24-000006
Filed by CIK 0001144525

## Reporting persons
- GREAT POINT CAPITAL LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Illinois (IL); sole voting power 209,100; sole dispositive power 209,100; 16.3% of the class

## Item 1. Issuer
Name of issuer: Guardion Health Sciences, Inc.
Address of issuer's principal executive offices: 2925 RICHMOND AVENUE, SUITE 1200, HOUSTON, TEXAS, 77098

## Item 2. Person Filing
Name of person filing: Glenn DeBell
Address of principal business office or, if none, residence: 200 W Jackson BLVD; #1000
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned: 209100
Percent of class: 16.33
Sole power to vote or to direct the vote: 209100
Sole power to dispose or to direct the disposition: 209100

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GREAT POINT CAPITAL LLC: Glenn DeBell, Chief Compliance Officer (05/23/2024)